Issuer Free Writing Prospectus dated February 4, 2016

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplements each dated February 4, 2016

Registration No. 333-202379

HESS CORPORATION

News Release

FOR IMMEDIATE RELEASE

Hess Corporation Announces Concurrent Offerings of Common Stock and Depositary Shares Representing an Interest in Mandatory Convertible Preferred Stock

NEW YORK, February 4, 2016 — Hess Corporation (NYSE: HES) today announced the commencement of concurrent underwritten public offerings of 25,000,000 shares of its common stock and 10,000,000 depositary shares, each of which represents a 1/20th interest in a share of its Series A Mandatory Convertible Preferred Stock (the “Convertible Preferred Stock”), $1.00 par value per share, with a liquidation preference of $1,000 per share of Convertible Preferred Stock (equivalent to $50 per depositary share). In connection with the concurrent offerings, Hess intends to grant the respective underwriters in each offering a 30-day option to purchase up to 3,750,000 additional shares of its common stock and up to 1,500,000 additional depositary shares. The concurrent offerings are separate public offerings made by means of separate prospectus supplements and are not contingent on one another.

Hess plans to use the net proceeds from these offerings to strengthen the Company’s balance sheet and for general corporate purposes including funding its longer term capital needs and the cost of the capped call transactions described below.

Goldman, Sachs & Co. is acting as book-running manager for the concurrent offerings.

The depositary shares entitle the holders, through the bank depositary, to a proportional fractional interest in the rights and preferences of the Convertible Preferred Stock, including conversion, dividend, liquidation and voting rights, subject to certain limited exceptions. Unless converted earlier at the option of the holders, each share of Convertible Preferred Stock will automatically convert into a variable number of shares of common stock on or around February

1, 2019. The conversion rates, dividend rate and other terms of the Convertible Preferred Stock will be determined at the time of pricing of the offering of the depositary shares.

In connection with the pricing of the depositary shares, Hess expects to enter into one or more privately negotiated capped call transactions with one or more of the underwriters or their affiliates (the “option counterparties”). The capped call transactions are expected generally to reduce the potential dilution to Hess’ common stock upon conversion of the Convertible Preferred Stock, with such reduction subject to a cap. If the underwriters of the depositary shares offering exercise their over-allotment option, Hess intends to enter into additional capped call transactions with the option counterparties.

In connection with establishing their initial hedge of the capped call transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to Hess’ common stock concurrently with, or shortly after, the pricing of the depositary shares. These activities could increase (or reduce the size of any decrease in) the market price of Hess’ common stock or the depositary shares at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding derivative transactions with respect to Hess’ common stock and/or by purchasing or selling shares of Hess’ common stock or other securities of Hess in secondary market transactions following the pricing of the depositary shares and prior to the mandatory conversion date of the Convertible Preferred Stock (and are likely to do so during the final averaging period relating to the mandatory conversion of the Convertible Preferred Stock). This activity could also cause or avoid an increase or a decrease in the market price of Hess’ common stock or the depositary shares, which could affect the value of the shares of Hess’ common stock that a holder of depositary shares will receive upon conversion of the Convertible Preferred Stock and, to the extent the activity occurs during the final averaging period relating to the mandatory conversion of the Convertible Preferred Stock, it could also affect the number of shares of Hess’ common stock that a holder of depositary shares will receive upon conversion.

The common stock and the depositary shares are being offered pursuant to an effective shelf registration statement on Form S-3 that was previously filed with the Securities and Exchange Commission (“SEC”). Currently, no public market exists for the depositary shares. Hess intends to apply to list the depositary shares on The New York Stock Exchange under the symbol “HES.PRA.” If the application is approved, Hess expects trading of the depositary shares on The New York Stock Exchange to commence within 30 days after the initial delivery of the depositary shares.

Hess has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for each of the offerings to which this press release relates. Before you invest, you should read the prospectuses and the preliminary prospectus supplements in that registration statement and other documents Hess has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement relating to the offering may be obtained from Goldman, Sachs & Co., c/o Prospectus Department, 200 West Street, New York, NY 10282, by calling (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com

About Hess Corporation

Hess Corporation is a leading global independent energy company engaged in the exploration and production of crude oil and natural gas.

Cautionary Statements

This news release contains statements about future events and expectations, or “forward-looking statements,” all of which are inherently uncertain. These forward-looking statements are based on management’s current expectations and assumptions and not on historical facts. Examples of these statements include, but are not limited to, our ability to complete the offerings, the anticipated use of proceeds from the offerings, our intention to enter into capped call transactions, the expected impact of the capped calls and the expected actions of the option counterparties, our intention to list the depositary shares on The New York Stock Exchange and the date trading on The New York Stock Exchange is expected to commence. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements including prevailing market conditions and other factors. For more information about potential risk factors that could affect Hess and its results, we refer you to the information contained in each prospectus and prospectus supplement for the respective offerings and the risk factors summarized in our Form 10-K for the year ended December 31, 2014. Hess undertakes no obligation to update the information contained in this press release to reflect subsequently occurring events or circumstances.

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Investor Contact:

Jay Wilson

(212) 536-8940

Media Contact:

Michael Henson/Patrick Scanlan

Sard Verbinnen & Co

(212) 687-8080